Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549

RE:	EC Development, Inc. (f/k/a eNucleus, Inc.)
Form 10-K for the Fiscal Year ended December 31, 2011 Filed April 6, 2012
Form 10-Q for the Quarter Ended September 30, 2012 Filed November 14, 2012
File No.000-14039

Dear Ms. Collins:

We are in receipt of your letter dated January 10, 2013.   We previously requested that the response be due by the end of January.  Due to the complexity of the issues raised, we are requesting that we be given a few more days to complete our response.  It is my understanding that counsel for the Company spoke with your office today regarding the response and the request for additional time.  At this time, we are requesting that we have until February 19, 2013 (assuming EDGAR is not operational on President’s Day).

Thank you in advance for your consideration in this matter.

Respectfully,

Eugene Estep
CEO